Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: March 8, 2019

The following is the joint press release issued by Versum Materials and Entegris on March 8, 2019.

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Versum Materials and Entegris Issue Open Letter to Shareholders of Both Companies

Reiterates Powerful Value-Creation Potential and Compelling Strategic Benefits of Merger of Equals

Announces Additional $50 million in Cost Synergies Expected for Total of More than $125 million and Significant Revenue Synergy Upside

Significant Balance Sheet Flexibility for Return of Capital

Committed to Maintaining a Significant Presence in Tempe, Arizona with Opportunities for the Combined Employee Base

March 08, 2019 08:30 AM Eastern Standard Time

TEMPE, Ariz. & BILLERICA, Mass.—(BUSINESS WIRE)—Versum Materials, Inc. (NYSE:VSM), a leading specialty materials supplier to the semiconductor industry, and Entegris, Inc. (NASDAQ:ENTG), a leader in specialty chemicals and advanced materials solutions for the microelectronics industry, today issued the following letter to Versum and Entegris shareholders reiterating the powerful value-creation potential and compelling strategic benefits of the previously announced merger of equals:

March 8, 2019

Dear Versum and Entegris Shareholders:

We are writing to you on behalf of the Versum Materials and Entegris management teams and Boards of Directors regarding the merger of equals between our two companies we announced on January 28, 2019. We believe it is important to set the record straight about the compelling strategic benefits the combined company will have as a premier specialty materials company and reiterate our confidence in the significant shareholder value we will deliver as one company. Key points are as follows:

•

The Entegris-Versum transaction is a true, all-stock, remain-invested, merger of equals that has tremendous upside value-creation potential. In a combination with Entegris, Versum shareholders will achieve significant value creation from the strength of the combined company, outsized revenue growth and cash flow generation, and enhanced capital returns. Given the leadership position the combined company will hold in the semiconductor and specialty chemicals industry, the combined company will retain the ability to pursue a full range of additional value-creating strategic options going forward.

•

There is significant cost, revenue and tax synergy potential within the proposed combination of Entegris and Versum. The integration teams of both companies have worked closely over the past month, and as a result of those detailed efforts, the combined company now expects to achieve more than $125 million in cost synergies from SG&A, such as facilities optimization, administrative functions and rationalization of public company costs, as well as efficiencies in commercial operations, manufacturing, logistics and procurement. Given the strength of the two companies, the enhanced offerings and the positive receptivity from customers, over the next three years we also expect revenue synergies to contribute at least $50 million of additional EBITDA annually. Revenue synergies will result initially from cross-selling across major customers and geographies and eventually through the opportunity to develop co-optimized products and solutions. In addition, the combination is expected to generate tax synergies reflecting the combined company’s ability to benefit from Entegris’ more efficient tax structure.

•

The combined company will have a strong balance sheet and will generate significant excess free cash flow that will provide the flexibility necessary to allow for significant return of capital to shareholders, among other initiatives. We expect the combined company to have significant debt capacity with gross leverage at closing of only approximately 1.7x.

•

Importantly, both companies have experienced management teams with strong track records of successfully integrating mergers, achieving synergies and creating shareholder value. At Entegris, Bertrand Loy has led the successful integration of multiple acquisitions, including Mykrolis, POCO Graphite, and ATMI. Seifi Ghasemi has a proven track record of delivering shareholder value at multiple companies, including Rockwood Holdings and Air Products. We are confident the combined company will meet or exceed the newly stated cost synergy goals as well as realize the other benefits of this merger.

•

The combined company will deliver unique opportunity for all stakeholders. Together Entegris and Versum will be able to provide an end-to-end portfolio of solutions for the entire semiconductor process and as such, customers will benefit from enhanced product breadth and depth, unwavering commitment to R&D, improved technical expertise as well as a much broader global scale. With the most talented team in the industry we will be able to achieve faster time to solutions and better meet the needs of our customers. With a truly equal combination of the Board of Directors and management team of both Entegris and Versum, the combined company will be the ideal home for Versum’s employees. In fact, the combined company has already committed to creating opportunities for employees of the combined company and will maintain a strong operational presence in Tempe, Arizona – reinforcing that this transaction is a true merger of equals.

We remain committed to our strategic merger. As we have outlined above, we are confident that it is a highly complementary and strategically compelling transaction that will offer substantial value to shareholders of both companies through the attractive growth profile, potential for capital deployment, a diversified portfolio and enhanced scale.

Sincerely,

Seifi Ghasemi	Bertrand Loy

Chairman of the Versum Board of Directors	President and CEO, Entegris

Advisors

Morgan Stanley & Co. LLC is serving as exclusive financial advisor to Entegris and Wachtell, Lipton, Rosen & Katz is serving as legal counsel. Lazard is serving as financial advisor to Versum Materials and Simpson Thacher & Bartlett LLP is serving as legal counsel.

About Entegris

Entegris is a leader in specialty chemicals and advanced materials solutions for the microelectronics industry and other high-tech industries. Entegris is ISO 9001 certified and has manufacturing, customer service and/or research facilities in the United States, China, France, Germany, Israel, Japan, Malaysia, Singapore, South Korea and Taiwan. Additional information can be found at www.entegris.com.

About Versum Materials

Versum Materials, Inc. (NYSE:VSM) is a leading global specialty materials company providing high-purity chemicals and gases, delivery systems, services and materials expertise to meet the evolving needs of the global semiconductor and display industries. Derived from the Latin word for “toward,” the name “Versum” communicates the company’s deep commitment to helping customers move toward the future by collaborating, innovating and creating cutting-edge solutions.

A global leader in technology, quality, safety and reliability, Versum Materials is one of the world’s leading suppliers of next-generation CMP slurries, ultra-thin dielectric and metal film precursors, formulated cleans and etching products, and delivery equipment that has revolutionized the semiconductor industry. Versum Materials reported fiscal year 2018 annual sales of about U.S. $1.4 billion, has approximately 2,300 employees and operates 14 major facilities in Asia and the North America. It is headquartered in Tempe, Arizona. Versum Materials had operated for more than three decades as a division of Air Products and Chemicals, Inc. (NYSE:APD).

For additional information, please visit http://www.versummaterials.com.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and Versum Materials’ control. Statements in this communication regarding Entegris, Versum Materials and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Entegris’ and Versum Materials’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Entegris’ and Versum Materials’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and Versum Materials’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Entegris’ and Versum Materials’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Entegris and Versum Materials operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Entegris’ and Versum Materials’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Entegris’ and Versum Materials’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Entegris’ and Versum Materials’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 11, 2019, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Entegris and Versum Materials’ assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and Versum Materials. In connection with the proposed transaction, Entegris has filed a registration statement on Form S-4, which included a preliminary joint proxy statement of Entegris and Versum Materials that also constitutes a preliminary prospectus of Entegris. These materials have not yet become effective, are not yet final and may be amended. After the registration is declared effective by the Securities and Exchange Commission (the

“SEC”), a definitive joint proxy statement/prospectus will be mailed to stockholders of Entegris and stockholders of Versum Materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about Entegris and Versum Materials filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500 .. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at investors.versummaterials.com or by phone at 484-275-5907 ..

Participants in the Solicitation

Entegris, Versum Materials and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 11, 2019. Information about the directors and executive officers of Versum Materials is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or Versum Materials using the sources indicated above.

Contacts

Entegris

Bill Seymour

VP of Investor Relations

952-556-1844

bill.seymour@entegris.com

Or

Michael Freitag / Kelly Sullivan

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Versum Materials

Contacts Soohwan Kim, CFA

Head of Investor Relations

602-282-0957

Soohwan.Kim@versummaterials.com

Or

Tiffany Elle

Global Communications

480-282-6475

Tiffany.Elle@versummaterials.com

Or

Meghan Gavigan / Emily Claffey / Julie Rudnick

Sard Verbinnen & Co

212-687-8080